UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-264720-02

World Omni Automobile Lease Securitization Trust 2023-A

(Exact name of registrant as specified in its charter)

250 Jim Moran Boulevard, Deerfield Beach, FL 33442 (954) 429-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

World Omni Automobile Lease Securitization Trust 2023-A, Asset-Backed Notes, Class A-1, Class A-2a, Class A-2b, Class A-3, and Class A-4

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 World Omni Automobile Lease Securitization Trust 2023-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

World Omni Automobile Lease Securitization Trust 2023-A
(Issuing Entity)

	By:	World Omni Financial Corp.
(Servicer, not in its individual capacity, but solely as Servicer on behalf of the Issuing Entity)

Date: January 20, 2026		/s/ Claude S. Simon
Name: Claude S. Simon
Title: Assistant Treasurer